April 28, 2011

Marc R. Ponchione, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, N.W.
Washington, D.C. 20006-1238

Re: KKR Global Credit Opportunities Fund
        File Nos. 333-173274 and 811-22543

Dear Mr. Ponchione:

    We have reviewed the registration statement on Form N-2 for KKR Global Credit Opportunities Fund (the "Fund") filed with the Commission on April 1, 2011, in connection with the registration of its common shares. Based upon our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Cover Page

1. The Fund's name includes the term "Global." Please add disclosure clarifying how the Fund will diversify its investments among a number of different countries. Also, add disclosure clarifying that a significant amount of the Fund's assets will be invested outside the United States. For example, the Fund might provide a policy regarding the minimum percentage of assets the Fund will invest, under normal market conditions, in issuers located outside the United States. We may have additional comments based upon your response.

Prospectus Summary

Investment Strategies, page 2

2. As derivatives are considered part of the Fund's principal investment strategy, please review the disclosure in this section and where appropriate throughout the registration statement, including, in particular, under the **Risk Factors** section, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Summary of Common Shareholder Fees and Expenses, page 39

3. Please modify the line item caption **Advisory fee** to **Management Fees**. **See** Item 3.1 of Form N-2.

4. Disclosure provides that the Fund may engage in "short sales." Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 1, 2010).

5. Disclosure on page 40 states that the Adviser has agreed to pay organizational expenses and to pay certain offering expenses. Please add a footnote to the fee table with an estimate of the following:

    - The size of the offering in dollars and shares;
    - The total offering costs in dollars and costs per share;
    - The offering costs expected to be paid by the Adviser in dollars and costs per share; and
    - The offering costs expected to be paid by the Fund in dollars and costs per share.

Statement of Additional Information

Investment Restrictions, page 17

6. Please revise Investment Restriction 3 to state that only "tax-exempt" securities of state and municipal governments or their political sub-divisions will be excepted from the Fund's industry concentration policy. **See** Investment Company Act Release No. 9785 (May 31, 1977). Also, provide that both the Borrower and the Loan Investor selling a loan participation will be considered issuers for purposes of the Fund's industry concentration policy.

General Comments

7. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

10. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

11. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12. The Fund and its management are in possession of all facts relating to the Fund's disclosure. Therefore, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel